BB 3/15

05038334

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65890

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Healthpoint Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 Park Avenue, 12th floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John McCormick 212-935-7780
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Radin, Glass & Co., LLP
(Name – *if individual, state last, first, middle name*)

360 Lexington Ave. (Address) New York (City) NY (State) 10012 (Zip Code)

SEC MAIL RECEIVED FEB 28 2005 WASH. D.C.

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John McCormick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HealthPoint Capital Advisors, LLC, as of December 31, 2004, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

John C. McCormick
Signature

Managing Director
Title

SHELLITA ACHAIBAR
Notary Public, State of New York
No. 01AC6118177
Qualified in New York County
Commission Expires 11/1/2008

Shellita Achaibar
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HealthpointCapital Advisors, LLC
(Formerly Healthpoint Advisors, LLC)

Content

Radin, Glass & Co., LLP
Certified Public Accountants
360 Lexington Avenue
New York, NY 10017
www.radinglass.com
212.557.7505
Fax: 212.557.7591

rg

INDEPENDENT AUDITORS' REPORT

February 21, 2005

The Member of
HealthpointCapital Advisors, LLC
(Formerly Healthpoint Advisors, LLC)

We have audited the accompanying statement of financial condition of HealthpointCapital Advisors, LLC (formerly Healthpoint Advisors, LLC) as of December 31, 2004, and the related statements of operations, changes in member's equity and cash flow for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HealthpointCapital Advisors, LLC (formerly Healthpoint Advisors, LLC) as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Radin, Glass & Co., LLP

Certified Public Accountants

HealthpointCapital Advisors, LLC
(Formerly Healthpoint Advisors, LLC)

Statement of Financial Condition

December 31, 2004

ASSETS

CASH	$	68,112
ACCOUNT RECEIVABLE		62,506
TOTAL ASSETS	$	130,618

MEMBER'S EQUITY

MEMBER'S EQUITY	$	130,618

See notes to financial statements.

HealthpointCapital Advisors, LLC
(Formerly Healthpoint Advisors, LLC)

Statement of Operations

For the Year Ended December 31, 2004

REVENUES	$	400,800
EXPENSES:		
Employee compensation and benefits		1,446,032
Professional fees		12,293
Bad debts		31,993
Travel and entertainment		163,661
Other expenses		13,195
TOTAL EXPENSES		1,667,174
NET LOSS	$	(1,266,374)

See notes to financial statements.

HealthpointCapital Advisors, LLC
(Formerly Healthpoint Advisors, LLC)

Statement of Changes in Member's Equity

For the Year Ended December 31, 2004

Balance, December 31, 2003	$	23,961
Contributions, net		1,373,031
Net Loss		(1,266,374)
Balance, December 31, 2004	$	130,618

See notes to financial statements.

HealthpointCapital Advisors, LLC
(Formerly Healthpoint Advisors, LLC)

Statement of Cash Flows

For the Year Ended December 31, 2004

Cash Flows from Operating Activities:		
Net loss	$	(1,266,374)
Adjustments to reconcile net loss to cash used in operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable		(62,506)
Cash Flows Provided by Financing Activities:		
Member's contributions, net		1,373,031
Net Increase in Cash		44,151
Cash, beginning		23,961
Cash, ending	$	68,112
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

See notes to financial statements.

Notes to Financial Statements

1. Business and Summary of Significant Accounting Policies

Description of Business

HealthpointCapital Advisors, LLC (formerly Healthpoint Advisors, LLC) (the "Company") was organized as a limited liability company ("LLC"), pursuant to the LLC Act of Delaware, and is wholly owned by Healthpoint Capital, LLC (formerly Healthpoint, LLC) (the "Sole Member"). The Company is a member of the National Association of Securities Dealers, Inc. and is registered with the Securities and Exchange Commission as a broker-dealer. The Company engages in merger and acquisition activity and private placements in the medical device industry with special emphasis in orthopedics.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is not subject to federal, state or local income taxes. The member is responsible for the tax liability, if any, related to the Company's taxable income. Accordingly, no provision for federal, state and local income taxes is included in the accompanying financial statements.

Fair Value of Financial Instruments

The carrying amounts reported in the balance sheet for assets and liabilities approximate fair value based on the short-term maturity of these instruments.

Revenue Recognition

The Company recognizes revenue when service is provided.

2. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related aggregate indebtedness ratio may fluctuate on a daily basis. As of December 31, 2004, the Company had net capital of $68,112, which was $63,112 above its required net capital of $5,000.

3. Related Parties Transactions/Commitments

The Company has an agreement with the Sole Member whereby the Sole Member provides the Company with office space, office property and equipment and administrative services. The charge for these services is at the Sole Member's cost plus depreciation expenses on certain office property and equipment. Such expenses are determined by mutual agreement with the Sole Member and are reflected as capital contributions in the Company until such time as the Sole Member notifies the Company that it will be obligated to pay the Sole Member. Total expenses recorded as contributions by the Sole Member were $1,373,031 for the year ended December 31, 2004.

HealthpointCapital Advisors, LLC
(Formerly Healthpoint Advisors, LLC)

Computation of Net Capital Under Rule 15c3-1

December 31, 2004

Total member's equity from statement of financial condition	$	130,618
Deductin and/or charges:		
Total non-allowable assets		(62,506)
Net capital	$	68,112
Greater of:		
Minimum net capital required - 6 2/3% total aggregate indebtedness of -0-, pursuant to Rule 15c3-1	$	-
Minimum dollar net capital requirement of reporting broker/dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	63,112
Total aggregate indebtedness	$	-
Ratio: aggregate indebtedness to net capital		0.00

HealthpointCapital Advisors, LLC
(Formerly Healthpoint Advisors, LLC)

Reconciliation of Net Capital Under Rule 15c3-1

December 31, 2004

There are no differences between the Computation of Net Capital and the corresponding unaudited computation reported in the Company's FOCUS Report.

HealthpointCapital Advisors, LLC
(Formerly Healthpoint Advisors, LLC)

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2004

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

HealthpointCapital Advisors, LLC
(Formerly Healthpoint Advisors, LLC)

Supplemental Report of
Certified Public Accountants

Radin, Glass & Co., LLP
Certified Public Accountants
360 Lexington Avenue
New York, NY 10017
www.radinglass.com
212.557.7505
Fax: 212.557.7591

The Member of
HealthpointCapital Advisors, LLC
(Formerly Healthpoint Advisors, LLC)

In Planning and performing our audit of the financial statements and supplemental schedules of HealthpointCapital Advisors, LLC (Formerly Healthpoint Advisors, LLC) (the "Company"), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to by material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Radin, Glass & Co., LLP
Certified Public Accountants
New York, NY
February 21, 2005